EXHIBIT 21




                         LIST OF SUBSIDIARIES




The Partnership is a limited partner in Arvida Management-II Limited Partnership and Arvida Realty Limited Partnership, Delaware limited partnerships. The Partnership is a general partner in Eagle Watch Partners, a Georgia general partnership. The Partnership is the owner of Planned Communities Corporation, a Delaware Corporation. The Partnership is a general partner in Heathrow Development Associates, Ltd., a Florida Limited Partnership.